  As filed with the Securities and Exchange Commission on April 27, 1999
                                                     Registration No. 333-74423
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                       Under The Securities Act of 1933

                                ---------------

                              LACLEDE GAS COMPANY
            (Exact name of Registrant as specified in its charter)

                                ---------------

                       Missouri                                 43-0368139
           (State or other jurisdiction of                   (I.R.S. Employer
            incorporation or organization)                  Identification No.)

           720 Olive Street, St. Louis, Missouri 63101, 314-342-0500
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

              D. H. Yaeger, G. T. McNeive, Jr., or M. C. Kullman
Laclede Gas Company, 720 Olive Street, St. Louis, Missouri 63101, 314-342-0500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
             GERALD T. McNEIVE, JR., ESQ.                  TODD W. ECKLAND, ESQ.
                MARY C. KULLMAN, ESQ.               Winthrop, Stimson, Putnam & Roberts
                 Laclede Gas Company                      One Battery Park Plaza
                   720 Olive Street                    New York, New York 10004-1490
              St. Louis, Missouri 63101                       (212) 858-1000
                    (314) 342-0500                          Fax: (212) 858-1500
                 Fax: (314) 421-1979

                                ---------------

  Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to such section 8(a) may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell or accept offers to buy these securities before the registration + +statement filed with the Securities and Exchange Commission is effective. +
+This prospectus is not an offer to sell these securities and is not           +
+soliciting an offer to buy these securities in any state where the offer or   +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 27, 1999

PROSPECTUS

                                1,100,000 Shares
                              Laclede Gas Company
                                  Common Stock

                                  -----------

    We are offering 1,100,000 shares of our common stock as described in this prospectus. Our shares are listed on the New York and Chicago Stock Exchanges under the symbol "LG."

                                                           Per Share Total
                                                           --------- -----
      Public offering price...............................     $       $
      Underwriting discount...............................     $       $
      Proceeds, before expenses, to Laclede Gas Company...     $       $

    The underwriters may also purchase up to an additional 150,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of our common stock will be ready for delivery in New York, New
York on or about May   , 1999.

                                  -----------

Merrill Lynch & Co.                                    A.G. Edwards & Sons, Inc.

                                  -----------

               The date of this prospectus is       , 1999.

                             Table of Contents

                                                                            Page
                                                                            ----
Summary ...................................................................   1
Forward-Looking Statements.................................................   4
Service Area and Transmission Pipelines ...................................   5
Use of Proceeds ...........................................................   6
Laclede Gas Company .......................................................   6
Where You Can Find More Information .......................................  12
Price Range of Common Stock and Dividends .................................  13
Description of Common Stock ...............................................  14
Underwriting ..............................................................  18
Legal Opinions ............................................................  20
Experts ...................................................................  20

                               ----------------

                                    Summary

      This summary highlights material information contained elsewhere in this prospectus. Before making an investment decision, you should read this entire prospectus as well as the documents incorporated by reference. Unless indicated otherwise, the information in this prospectus assumes that the underwriters' overallotment option is not exercised.

                              Laclede Gas Company

Our Business................... A public utility organized in 1857 primarily engaged in natural gas distribution

Our Service Territory.......... The City of St. Louis, St. Louis County and parts of eight other counties in eastern Missouri

Population of Our Service
 Territory..................... Approximately 2.0 million

Customers as of
 March 31, 1999................ Approximately 633,000

Our Address and Telephone       Laclede Gas Company
 Number........................ 720 Olive Street
                                St. Louis, Missouri 63101
                                314-342-0500

                                  The Offering

Common Stock Offered........... 1,100,000 shares, par value $1.00 per share

Common Stock Outstanding as of
 March 31, 1999................ 17,627,987 shares

Common Stock Outstanding as of
 March 31, 1999, Adjusted for
 the Offering.................. 18,727,987 shares

Listing........................ New York and Chicago Stock Exchanges (Symbol: LG)

Common Stock Price Range from
 April 22, 1998 to April 22,
 1999.......................... $20 1/8 to $27

Current Indicated Annual
 Dividend Rate................. $1.34 per share

Cash Dividends paid since...... 1946

Use of Proceeds................ Repayment of short-term debt

Delivery Date.................. May  , 1999

                  Selected Consolidated Financial Information
              (Dollar amounts in thousands, except per share data)

                                                                               Three Months Ended
                                 Fiscal Year Ended September 30                     March 31
                          --------------------------------------------------   ---------------------
                            1994       1995       1996      1997      1998       1998        1999
                          --------   --------   --------  --------  --------   ---------   ---------
Income Statement Data
Operating Revenues......  $523,866   $431,917   $556,456  $602,832  $547,229   $ 213,826   $ 206,956
Utility Operating
 Income.................    37,618     38,330     48,410    49,725    46,666      23,275      25,003
Earnings Applicable to
 Common Stock...........    22,120     20,804     32,727    32,369    27,795      18,345      20,113
Average Number of Common
 Shares Outstanding
 (in thousands).........    15,619     16,344     17,523    17,558    17,598      17,594      17,628
Earnings Per Common
 Share..................      1.42       1.27       1.87      1.84      1.58        1.04        1.14
Dividends Declared Per
 Common Share...........      1.22       1.24       1.26      1.30      1.32         .33        .335
                                       As of September 30                        As of March 31
                          --------------------------------------------------   ---------------------
                            1994       1995       1996      1997      1998       1998        1999
                          --------   --------   --------  --------  --------   ---------   ---------
Balance Sheet Data
Total Assets............  $608,295   $636,694   $689,395  $720,710  $771,147   $ 764,693   $ 800,167
Net Utility Plant.......   411,677    434,336    452,165   467,573   490,585     476,821     503,668
Short-Term Debt
 (Including Current
 Maturities)............    53,500     59,500     59,600    99,000    98,500      59,500      86,000
Long-Term Debt
 (Excluding Current
 Maturities)............   154,211    154,279    179,346   154,413   179,238     179,128     179,280
Redeemable Preferred
 Stock..................     1,960      1,960      1,960     1,960     1,960       1,960       1,960
Common Stock Equity.....   194,939    227,253    240,843   250,387   256,785     271,718     274,771
                                                                               Three Months Ended
                                 Fiscal Year Ended September 30                     March 31
                          --------------------------------------------------   ---------------------
                            1994       1995       1996      1997      1998       1998        1999
                          --------   --------   --------  --------  --------   ---------   ---------
Other Data
Heating Degree Days.....     4,694      4,005      4,880     4,953     4,404       2,191       2,343
Percent Colder (Warmer)
 than Normal............        (1)%      (15)%        4%        6%       (6)%       (14)%        (8)%

      The table below reflects our actual capitalization and short-term debt as of March 31, 1999 and as adjusted to reflect net proceeds from the sale of 1,100,000 shares of common stock to be issued in this offering and the application of these net proceeds to repay our short-term debt. For more information on our use of the net proceeds from this offering, see "Use of Proceeds" in this prospectus. If the underwriters exercise their over-allotment
option in full, Common Stock Equity as adjusted would be $    and Total
Capitalization as adjusted would be $   . See "Underwriting."

                                                    As of March 31, 1999
                                                ------------------------------
                                                    Actual       As Adjusted
                                                --------------  --------------
Capitalization and Short-Term Debt
Short-Term Debt................................ $ 86,000  15.8% $             %
Long-Term Debt.................................  179,280  33.1
Redeemable Preferred Stock.....................    1,960    .4
Common Stock Equity............................  274,771  50.7
                                                -------- -----  -------- -----
Total Capitalization and Short-Term Debt....... $542,011 100.0% $        100.0%
                                                ======== =====  ======== =====

                            Recent Developments

      Our earnings for the second quarter--the three months ended March 31, 1999--were $1.14 per share compared to $1.04 per share for our same quarter last year. The improved earnings reflect higher sales volumes resulting from temperatures in our service area that were 7% colder than last year yet still 8% warmer than normal. Although our second quarter results were improved over the same period a year ago, our first quarter earnings were depressed by significantly warmer weather, with temperatures 20% warmer than the previous year and 14% warmer than normal. For the entire six-month period encompassing the first half of our current fiscal year, temperatures were 6% warmer than last year and 11% warmer than normal. As a result, our earnings for that period--from October 1, 1998 through March 31, 1999--were $1.69 per share compared with $1.82 per share last year. Further, due to the seasonal nature of our business, earnings are typically concentrated in the first six months of our fiscal year, which generally corresponds with the heating season. Our 1999 fiscal year earnings will likely be lower than our earnings during the first six months, reflecting typically low summer sales volumes, partially offset by anticipated lower operating expenses.

                        Forward-Looking Statements

      Certain statements in this prospectus are forward-looking statements made based upon our expectations and beliefs concerning future developments and their potential effect on us. These statements, however, do not include financial statements and other statements of historical fact. The forward-looking statements may be identified by the use of such terms as "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek" and similar expressions. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments on us may not be those we anticipated. Among the factors that may cause our actual results to differ materially from those contemplated in any forward-looking statements are:

     .  weather conditions and catastrophic events

     .  changes in transportation and gas supply costs or availability

     . regulatory actions and initiatives of federal and state regulatory agencies, some of which could be retroactive, including those affecting:

        --financings
        --allowed rates of return
        --incentive regulation
        --industry and rate structure
        --purchase gas adjustment provisions
        --franchise renewal and
        --environmental or safety requirements

     .  the effects of any industry or corporate restructuring

     .  conservation efforts of our customers

     . economic factors such as changes in the conditions of capital markets, interest rates and rates of inflation

     .  inability to retain existing customers or to attract new customers

     . our ability to obtain funds from operations or the sale of debt or equity to finance necessary capital expenditures and other investments

     .  employee work force issues

     .  statutory or tax changes

     .  changes in accounting standards and

     . the effectiveness of Year 2000 computer system remediation efforts by third parties and unknown Year 2000 related problems

      We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement referenced herein in light of future events.

                    Service Area and Transmission Pipelines

      The large map depicts the counties in the eastern portion of Missouri in which we provide service, together with transmission pipelines owned by:

  .  Mississippi River Transmission Corporation

  .  Missouri Pipeline Company and

  .  Williams Gas Pipeline Central, Inc.

These transmission pipelines connect to our distribution system. The small map depicts Missouri and other states through which Mississippi River Transmission Corporation's pipeline system runs.


                 [LACLEDE GAS SERVICE AREA MAP APPEARS HERE]

                                Use of Proceeds

      Based upon current market conditions, we anticipate the net proceeds from the sale of the shares, excluding the overallotment option, will be approximately $22 million. We will use the net proceeds to repay short-term debt.

      At March 31, 1999, we had outstanding short-term debt of approximately $86 million at an average interest rate of 4.926%. During the past year, we used the proceeds of short-term debt to:

     .  redeem $25 million of 9 5/8% first mortgage bonds

     .  pay gas supply costs and

     . pay capital expenditures for assets acquired in the ordinary course of business, including construction and office equipment

                              Laclede Gas Company

General

      We are a public utility that distributes and transports natural gas. We are subject to the jurisdiction of the Missouri Public Service Commission and serve the following Missouri areas:

     .  City of St. Louis

     .  St. Louis County

     .  City of St. Charles and

     .  parts of the following counties:

            --St. Charles

            --Franklin

            --Jefferson

            --St. Francois

            --Ste. Genevieve

            --Iron

            --Madison and

            --Butler
In addition, we operate underground natural gas storage fields and transport and store liquid propane. We have also invested in other minor, non-utility businesses.

      Generally, we sell gas for househeating, certain other household uses, and commercial and industrial space heating. Our gas prices are generally lower than those charged for competitive fuels and other energy forms. While coal is competitive as a fuel source for very large boiler plant loads, environmental concerns have restrained any significant market inroads. Oil and propane can be used to fuel boiler loads and certain direct-fired process applications, but these fuels vary widely in price throughout the year, thus limiting the competitiveness of these fuels. In certain cases, steam has been competitive with gas for downtown area heating users. In the past five years, we have made a net conversion of 27 steam customers to natural gas service.

      We have approximately 633,000 customers, 94% of which are residential customers using natural gas for heating and other household purposes. With regard to the space and water heating market, our management believes that we have the predominant share of:

     . the existing residential market in areas in which we currently provide gas service and

     .  the new single home construction market in such areas.

These market shares have not materially changed in a number of years. For the three months ended March 31, 1999, approximately 68% of our utility operating revenues came from sales to residential customers and 27% from sales to commercial and industrial customers. The balance of our utility operating revenues are primarily attributable to our off-system sales, gas supply incentive plan and transportation service. The tariff approved for transportation service produces a margin similar to that which we would have received under our regular sales rates.

      We have been able to maintain our market position in the residential, space-heating and water-heating markets, despite the price competition that exists in these markets. Competition exists primarily in the large industrial and commercial boiler fuel market where coal is the principal competing form of energy. To a lesser extent, electricity is a competing form of energy in the residential market. While several states have recently enacted legislation to deregulate the electric utility industry in an effort to increase competition and reduce the cost of electric energy, the Missouri Legislature has not to date adopted legislation of this nature.

      The tables below reflect our utility operating revenues contributed by each class of our customers, as well as the number of customers and therms sold and transported in each class of our customers. One billion cubic feet of gas represents ten million therms.

                                                                                        Three
                                                                                    Months Ended
                                        Fiscal Year Ended September 30                March 31
                             ---------------------------------------------------- -----------------
                                1994      1995      1996       1997       1998      1998     1999
                             ---------- -------- ---------- ---------- ---------- -------- --------
Utility Operating Revenues
(In Thousands)
Residential................  $  363,058 $302,770 $  376,818 $  395,250 $  365,768 $141,996 $140,591
Commercial and Industrial..     142,042  109,270    145,466    152,222    132,504   55,193   55,073
Interruptible..............       1,966    1,655      2,035      2,098      2,254      631      640
Transportation.............      14,898   13,211     15,375     13,042     12,734    3,462    4,158
Off-System and Other
 Incentive.................          --       --     11,640     34,288     29,852   11,093    5,046
Exploration and
 Development...............       1,600    1,447        856      1,273        --       --       --
Provision for Refunds and
 Other.....................         302    3,564      4,266      4,659      4,117    1,451    1,448
                             ---------- -------- ---------- ---------- ---------- -------- --------
  Total....................  $  523,866 $431,917 $  556,456 $  602,832 $  547,229 $213,826 $206,956
                             ========== ======== ========== ========== ========== ======== ========
Customers
(At End of Period)
Residential................     559,225  566,421    569,818    572,794    577,224  589,121  592,584
Commercial and Industrial..      36,684   37,409     37,735     37,985     38,519   39,623   39,995
Interruptible..............          14       16         16         16         15       14       14
Transportation.............         124      129        130        142        149      147      153
                             ---------- -------- ---------- ---------- ---------- -------- --------
  Total....................     596,047  603,975    607,699    610,937    615,907  628,905  632,746
                             ========== ======== ========== ========== ========== ======== ========
Therms Sold and Transported
(In Thousands)
Residential................     610,858  541,781    642,367    606,327    560,732  253,544  268,245
Commercial and Industrial..     289,168  256,905    309,477    296,222    259,205  112,897  121,917
Interruptible..............       5,760    5,692      5,766      5,718      5,838    1,637    1,954
Transportation.............     164,318  173,735    186,400    176,622    190,811   57,578   59,269
Off-System.................          --       --     33,101    126,149    104,763   44,709   24,677
                             ---------- -------- ---------- ---------- ---------- -------- --------
  Total....................   1,070,104  978,113  1,177,111  1,211,038  1,121,349  470,365  476,062
                             ========== ======== ========== ========== ========== ======== ========

      As a result of the large proportion of our residential heating sales relative to our total sales, our operations are highly sensitive to seasonal weather conditions. Historically, most of our revenues and related operating expenses occur during the winter heating season. Accordingly, we accrue most of our annual revenues during our first and second fiscal quarters, which are the six months ending March 31. Results for the third and fourth fiscal quarters frequently show net losses, reflecting significantly lower gas consumption during the nonheating season.

Natural Gas Supply

      Our gas supply strategy has the twofold objectives of:

     .ensuring that our gas supplies are dependable and will be delivered when needed and

     .to the extent compatible with that dependability, purchasing gas that is economically priced.

      We obtain the majority of our gas from two different areas of the country. One area consists generally of Arkansas, Kansas, Oklahoma and northern Texas, which is referred to as the mid-continent producing area. The other area consists of southern Louisiana and southeastern Texas, which is referred to as the Gulf coast producing area. The gas is then transported from these areas through several interstate pipelines to our service area. We transport the majority of our natural gas through Mississippi River Transmission Corporation's pipelines. We are the predominant shipper on Mississippi River Transmission Corporation's pipeline system, using about two-thirds of its capacity into the St. Louis service area. Gas also reaches the western portion of our service area from the mid-continent producing area by running through Panhandle Eastern Pipeline Company's pipelines to Missouri Pipeline's system, which in turn connects to our system.

      Recently, we obtained a direct connection to the mid-continent producing area through Williams Gas Pipeline Central, Inc. Williams converted to natural gas service an existing approximately 200-mile petroleum products pipeline that crosses Missouri and connects directly to the mid-continent producing area. We have purchased the entire capacity of the converted pipeline, and natural gas began flowing in September 1998. This pipeline enables us to transport gas directly to the western portion of our service area, a fast-growing segment of our service area, as well as to access diverse reserves on the Williams system. Ultimately, we anticipate the new pipeline will transport about 10% of our annual natural gas purchases.

      We have a contractual right to use capacity on several pipelines that deliver gas from the various onshore and offshore gas-producing basins to Mississippi River Transmission Corporation's system, which in turn connects to our system. During fiscal year 1998, we released portions of this pipeline capacity to which we had a contractual right to other shippers when we did not need the capacity.

      During fiscal 1998, we purchased natural gas from a diverse group of 37 suppliers to meet our current gas sales and storage requirements. We purchased a total of 78.0 billion cubic feet of natural gas for delivery through Mississippi River Transmission Corporation's system during fiscal year 1998 and another 10.0 billion cubic feet of gas for delivery through the pipelines of Panhandle Eastern Pipeline Company and Missouri Pipeline Company during fiscal 1998. Also, during fiscal 1998, certain commercial and industrial customers purchased their own gas and transported 19.1 billion cubic feet of gas through our distribution system.

      We also have a contractual right to store 23.1 billion cubic feet of gas in Mississippi River Transmission Corporation's storage system located in Unionville, Louisiana. In addition, we supplement flowing pipeline gas with natural gas withdrawn from our underground storage field located in St. Louis and St. Charles Counties.

      Because our transportation and storage contracts with Mississippi River Transmission Corporation will expire on October 31, 1999, we are currently negotiating new arrangements.

Propane Supply

      Laclede Pipeline Company, our wholly-owned subsidiary, owns and operates a propane pipeline which connects our 800,000-barrel, or approximately 33 million gallon, propane storage facilities in St. Louis

County, Missouri, to propane supply terminal facilities located at Wood River and Cahokia, Illinois. Laclede Pipeline Company transports liquid propane through this pipeline to us for storage. We ultimately vaporize and use the propane to supplement our natural gas supply to meet the peak demands on the distribution system. Laclede Pipeline Company's contract with Phillips Petroleum Company, which provided for delivery of up to 35 million gallons of propane annually, expired on March 31, 1999. We will not be adversely affected by this termination, as Laclede Pipeline Company has signed an agreement to purchase the pipeline from Phillips for about $1.4 million.

Regulatory Matters

      At the state level, there have been several important developments affecting us, some of which are still pending.

      On January 26, 1999, we filed a request with the Missouri Public Service Commission for a general rate increase to recover costs related to the operation of our gas distribution system. We do not anticipate higher rate levels during the current fiscal year, because the Missouri Public Service Commission generally suspends a general rate increase request until it has reviewed and audited the filing, held hearings and reached its determination whether and to what extent the rate increase request should be granted. By statute, the Missouri Public Service Commission process may take no longer than 11 months. We have requested a rate adjustment that would increase annual revenues by $30.5 million and increase a typical residential heating customer's bill by about 5.8% or about $3.37 a month. The Missouri Public Service Commission has set August 9, 1999 as the date to begin hearings on the request. Historically, the Missouri Public Service Commission has not granted our rate increase requests in full.

      On October 15, 1998, the Missouri Public Service Commission approved an agreement with us in a general rate case we had filed in February 1998. We had sought rates that would increase revenues by $25.4 million annually. The approved settlement provided that rates charged to the vast majority of our customers, including all residential and commercial heating customers, remained unchanged. However, the settlement also permitted us to record substantially lower expenses in two areas effective July 1, 1998:

  . depreciation, by establishing lower depreciation rates, and

  . pension expense, by changing the regulatory accounting treatment for the recovery of our pension costs.

The expected annualized effect of these accounting changes should result in a reduction of booked expenses of $16.8 million. Our currently filed rate case described above may impact the expected effect of these accounting changes.

      In addition, the Missouri Public Service Commission extended its previous authorization of certain cost-deferral mechanisms. These mechanisms allow us to include in future rates certain expenses related to pensions and retirement. In addition, these mechanisms allow us to apply for future rate recovery of certain other costs related to our gas safety replacement program and our environmental costs related to former manufactured gas plants. Further, the Missouri Public Service Commission authorized us to capitalize the costs incurred in connection with making our information systems ready for Year 2000 operations for consideration in future rates.

      On another matter, we sought and obtained re-authorization from the Missouri Public Service Commission to purchase a limited amount of specific financial instruments for the purpose of capping our cost of gas in the event of any unusually large gas price increases during the 1998-1999 winter season. The full cost of purchasing these instruments is being recovered from customers. In June 1998, we proposed program modifications that are designed to give us greater flexibility to trade in and out of these instruments when warranted by market conditions, to give us a financial incentive to increase the gas cost savings to be realized by customers and to reduce the overall cost of purchasing such instruments. The staff of the Missouri Public Service Commission and the Office of the Public Counsel have opposed our proposal. The Missouri Public Service Commission had formal hearings on this issue in late July 1998, but it has not yet issued a decision.

      Fiscal 1998 also was the second year of operation for our gas supply incentive plan, which has provided significant benefits for our customers and stockholders. The Missouri Public Service Commission approved the incentive plan in our 1996 rate case for a three-year period ending September 30, 1999. Under this plan, we and our customers share as follows:

  . sales of gas outside of our traditional service area, of which 70% of the income is allocated to our customers and the balance to us

  . releases of pipeline capacity, of which 70-90% of the revenues is allocated to our customers and the balance is allocated to us

  . savings from discounts off of maximum pipeline transportation rates, of which 80-90% of the savings is allocated to our customers and the balance to us and

  . gains and losses as measured against a bench-mark level of gas cost, of which we are allocated 50%.

We include incentive plan revenues in the utility operating revenues line of our financial statements. We include any related expenses to this plan in our natural and propane gas expense line. During fiscal 1998, we achieved overall net benefits of about $31.0 million, resulting in savings to our customers of $24.6 million and contributing about $6.4 million to our pre-tax income.

      In September 1997, the staff of the Missouri Public Service Commission recommended that we refund $3.6 million to our ratepayers in connection with our sale of gas outside of Missouri during fiscal 1996, prior to the approval of our incentive plan. We believe we had full authority to enter into these transactions in part under the implementation of the Federal Energy Regulatory Commission's Order No. 636. We filed testimony opposing the recommendation made by the staff of the Missouri Public Service Commission. Formal hearings were held on this issue in October 1998. On April 20, 1999, the Missouri Public Service Commission issued its order rejecting the proposal of the staff. This order will become effective on April 30, 1999 and is subject to request for rehearing before April 30, 1999.

      On October 30, 1998, the Missouri Public Service Commission issued an order opening a docket addressing the adequacy of our copper service line replacement program. Under this docket, the staff must advise the Missouri Public Service Commission of the status of its investigation by April 30, 1999. We currently face one lawsuit and two claims relative to incidents where gas has apparently leaked from direct buried copper service lines. We are unable to predict at this time what action, if any, the Missouri Public Service Commission may take in this docket or the outcome of this lawsuit or any of these claims.

Year 2000

      Under the mainframe portion of our year 2000 readiness plan, we are upgrading, converting and replacing:

  . mainframe computer hardware

  . attendant operating system software and

  . key mainframe systems and applications.

The majority of these systems and applications have been completely converted and upgraded as well as tested on an initial basis. These systems include customer records, billing and accounting systems. Our critical conversions, upgrades and testing, on an in-house basis as well as with third parties on an integrated basis, will be complete in July 1999. With regard to the few personal computer applications which may be important, their replacements/upgrades will also be complete in July 1999.

      Additionally, we have conducted a company-wide program to inventory, evaluate, remediate and test significant equipment, products, services and supplies that we use. We completed the inventory of these items and services in August 1998, and the evaluation of their importance in September 1998. Under our year 2000 readiness plan, we will test and, to the extent problems are discovered, fix those problems or replace the item.
To date, we have discovered a minor number of problems which we have addressed. The remediation and testing of those relatively few important items with problems will be complete in July 1999.

      We have developed and continue to refine our contingency plans for unforeseen critical system or equipment failures. With regard to a temporary loss of electrical and/or communication services, it would at most impair our ability remotely to operate a small number of pressure regulator stations. We will place trained employees at each of our remotely controlled pressure regulator stations to make any adjustments needed on a manual basis. In addition, we will use an in-house radio relay system to maintain any needed communications with our employees in the field. With regard to any temporary natural gas supply interruptions, we operate a large, local natural gas underground storage facility as well as a local propane storage facility which we would use if needed. Any remaining refinement of critical contingency plans will be completed in July 1999.

      We have directly contacted and received assurances from many of our vendors. This group of vendors includes our natural gas suppliers and transporting pipelines who have assured us that they will be able to supply natural gas to us after 1999 without interruption. We continue to actively pursue on a case-by-case basis any necessary verification of the vendors' ability to continue to supply the items and services to us in the year 2000. We have included the natural gas suppliers and pipelines in the group needing further verification. We plan to complete this verification process in July 1999. If we do not believe a vendor will be able to provide a needed item or service in the year 2000, we will use alternate vendors and develop contingency plans for any prospective unavailability of the needed item or service.

      As of March 31, 1999, we have incurred total costs of approximately $14.6 million for replacements and modifications of various computer systems. Of this amount, we capitalized $13.1 million and charged $1.5 million to expense. We have used funds from internally generated cash flows and short-term borrowings to pay these costs. We currently estimate that costs remaining to be incurred during fiscal 1999 will amount to approximately $4.0 million. In our 1998 rate case, the Missouri Public Service Commission authorized us to capitalize the costs incurred in connection with making our information systems ready for year 2000 operations. It also authorized us to defer any interim property tax, depreciation or carrying cost expenses that we may incur in connection with these capitalized items. We may apply for recovery of these interim expenses in rate proceedings.

Environmental Matters

      We are subject to various environmental laws and regulations. To date they have not materially affected our financial position and results of operations.

      In the past, we operated various manufactured gas plants which produced certain by-products and residuals. At the request of the United States Environmental Protection Agency, we performed an investigation of one of our former manufactured gas plant sites in Shrewsbury, Missouri. Subsequently, we and the state and federal environmental regulatory agencies agreed upon the actions needed at this site. We currently estimate the overall costs of these actions will be approximately $1,135,000. As of March 31, 1999, we have paid $638,000 and reserved $497,000 for these actions. If the regulatory agencies require any additional actions, we will incur additional costs.

      In a separate matter, we applied to place the site of a different former manufactured gas plant in the City of St. Louis, Missouri in the Missouri voluntary cleanup program. We ceased our operations at and sold this site in 1950. Subsequent owners of this site used it as a coke manufacturing facility. The Missouri Department of Natural Resources accepted our application. Acceptance provides opportunities to minimize costs of remediation and maximize possibilities of site development. We submitted a sampling plan to the Missouri Department of Natural Resources on November 16, 1998. We are completing the sampling plan. We currently estimate that the cost of the investigation, oversight costs and legal and engineering consulting costs for this site may be approximately $534,000. Currently, we have paid $263,000 and reserved an additional $271,000. We have requested that other former site owners or operators participate in the cost of any site investigation, but none has yet agreed to do so. We plan to seek proportionate reimbursement of all costs relative to this site from those parties or any other potentially responsible parties if practicable.

      While the scope or costs relative to the site in Shrewsbury will not be material, the scope or costs relative to the City of St. Louis site are unknown and may be material. We notified our insurers that we intend to seek reimbursement from them of our costs at both of these sites. None of our insurers have agreed that our insurance covers the costs for which we intend to seek reimbursement. The majority of our insurers have sent us letters reserving their rights with respect to the manufactured gas plant issues addressed in our notices to them. While some of the insurers have denied coverage with respect to these issues, we continue to seek reimbursement from them. With regard to the Shrewsbury site, the denial of coverage will not have a material impact on us. With regard to the City of St. Louis site, since the scope or costs relative to this site are unknown and may be material, the denial of coverage may have a material impact on us.

      In our 1998 rate case, the Missouri Public Service Commission approved our continued use of a cost deferral mechanism for these costs. Through this, we may apply for appropriate rate recovery of these costs. The recovery of these costs, however, may be challenged in future rate proceedings.

                      Where You Can Find More Information

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings also are available to you at the SEC's website at "http://www.sec.gov."

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and may supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares of Common Stock that we have registered are sold:

    .  Annual Report on Form 10-K for the fiscal year ended September 30,
       1998.

    . Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1998 and March 31, 1999.

    .  Current Report on Form 8-K dated January 28, 1999.

    . The description of the Common Stock contained in our registration under Section 12 of the Securities Exchange Act of 1934, including any amendment or report updating such description.

    . The description of our Common Stock Purchase Rights contained in our Form 8-A Registration Statement dated April 3, 1996.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

                           Corporate Secretary
                           Laclede Gas Company
                           720 Olive Street
                           St. Louis, Missouri 63101
                           314-342-0531

      You should rely only on the information contained in, or incorporated by reference in, this prospectus. We have not, and the underwriters have not, authorized anyone else to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information incorporated in this prospectus is accurate as of any date other than the date on the front of those documents.

                   Price Range of Common Stock and Dividends

      Our common stock is listed on the New York and Chicago Stock Exchanges and is traded under the symbol "LG." The high and low sales prices for the common stock as reported on the New York Stock Exchange composite transactions reporting system and dividends declared for fiscal years 1997, 1998 and 1999 to date are as follows:

                                            Quarterly Cash       Price Range
Fiscal Year                               Dividends Declared   High       Low
-----------                               ------------------ --------- ---------
1997:
  First Quarter .........................     $ .32-1/2      $24-7/8   $22-1/4
  Second Quarter.........................       .32-1/2       24-5/8    20-7/8
  Third Quarter..........................       .32-1/2       23-1/8    20-1/4
  Fourth Quarter.........................       .32-1/2       24-5/8    21-5/8
                                              ---------
                                              $1.30
                                              =========
1998:
  First Quarter..........................     $ .33          $28-5/8   $23-5/8
  Second Quarter.........................       .33           27-15/16  23-15/16
  Third Quarter..........................       .33           25-7/16   22-15/16
  Fourth Quarter.........................       .33           25        22-3/8
                                              ---------
                                              $1.32
                                              =========
1999:
  First Quarter..........................     $ .33-1/2      $27       $23
  Second Quarter.........................       .33-1/2       27        20-5/8
  Third Quarter (through April 22).......                     21        20-1/8

--------

      On April 22, 1999, the last reported sale price of our common stock on the New York Stock Exchange was $20 15/16 per share. As of April 22, 1999, we had 9,413 common stockholders of record.

      Cash dividends on our common stock have been paid each year since 1946.

      Our board of directors' current policy is to pay cash dividends on our common stock on a quarterly basis. Future cash dividends will depend on our earnings, financial condition, capital requirements and other factors deemed relevant by our board of directors. See "Description of Common Stock" in this prospectus for certain restrictions upon our ability to pay cash dividends.

      We have a Dividend Reinvestment and Stock Purchase Plan. Under this plan, stockholders may automatically reinvest, at the then current market price, their common stock cash dividends in shares of our common stock. Participants in this plan may make optional cash purchases of common stock at market prices in amounts up to $30,000 per year. Additional information about this plan is contained in its prospectus, which may be obtained from the plan agent, UMB Bank, National Association, or from us:

        UMB Bank, National Association  Laclede Gas Company
        Securities Transfer Division    Corporate Secretary
        P. O. Box 410064                720 Olive Street
        Kansas City, Missouri 64141-
         0064                           St. Louis, Missouri 63101
        1-800-884-4225                  314-342-0531

                          Description of Common Stock

      The following description of the terms of our common stock sets forth material terms and provisions of our common stock. You should read our current articles of incorporation, for more detailed terms of our common stock.

      The total number of shares of capital stock which we have authority to issue is 51,480,000 shares, consisting of 50,000,000 shares of common stock, par value $1 per share, and 1,480,000 shares of preferred stock, par value $25 per share.

Dividend Rights and Limitations

      Subject to the limitations referred to below, our board of directors may declare and pay dividends on our common stock out of funds legally available for this purpose.

      Our Mortgage and Deed of Trust, dated as of February 1, 1945, which has been amended and supplemented by 23 supplemental indentures over the years and which secures our first mortgage bonds, contains several restrictions on our ability to pay dividends on our common stock. Under the most restrictive of these provisions, we may not declare or pay any dividend if, after the dividend, the aggregate net amount spent for all dividends after September 30, 1953 would exceed a maximum amount determined by using a formula in our mortgage, which is described below. This provision does not, however, restrict dividends paid in our common stock. In addition, the amount we have spent on the acquisition or retirement of our common stock since that date is added to the aggregate net amount spent for dividends. Under the formula, the maximum amount is the sum of $8 million plus our earnings applicable to common stock for the period from September 30, 1953 to the last day of the quarter before the declaration or payment date for the dividend.

      As of March 31, 1999, however, this restriction did not impair our ability to pay dividends. Using the formula, up to approximately $235 million was available for distribution as of March 31, 1999.

      Payment of dividends on our common stock is also subject to the preferential rights of the holders of preferred stock to receive full cumulative dividends, both past and current. Also, we may not pay dividends on or acquire any of our common stock if our sinking fund obligations for our preferred stock are not met. These preferential rights and requirements do not currently impair our ability to pay common stock dividends since:

     .we have paid and continue to pay the preferred stock dividends as required and

     . we have satisfied our sinking fund obligations to date, including those for the period ending March 31, 1999.

      Our articles of incorporation also limit our ability to pay dividends on our common stock if the amount of stated capital for our common stock plus paid-in capital, capital surplus and retained earnings is less than 25% of our total capitalization. This, too, does not currently impair our ability to pay dividends on our common stock. At March 31, 1999, the amount of our stated capital for our common stock plus paid-in capital, capital surplus and retained earnings was approximately 60% of total capitalization, thus exceeding 25% of our total capitalization.

Voting Rights

      Our common stockholders are entitled to one vote per share at all stockholder meetings. If, however, we default on six quarterly preferred stock dividends, the holders of all series of our preferred stock will be entitled to one vote per share on all matters other than the election of our directors. At an election of our directors after such default, our preferred stockholders, voting as a separate class, will have the right to elect the minimum number of our directors required to constitute a majority of our full board. In those circumstances, the remainder of our full board will be elected by our common stockholders, voting as a separate class.

      Cumulative voting is applicable to all elections of our directors.

      Our board of directors is divided into three classes and each year one class is elected to serve a three-year term.

Change in Control and Business Combination Provisions

      In addition, our articles of incorporation:

     . provide for the classification of our directors, with three-year staggered terms

     . generally require an affirmative vote of holders of at least two-thirds of the outstanding shares of our common stock to remove all or less than all of the members of our board of directors

     . require an affirmative vote of holders of at least two-thirds of the outstanding shares of our common stock to change the provision relating to the classified board of directors, and

     . require the affirmative vote of holders of at least 80% of the outstanding shares of our common stock to approve certain business combinations with some large shareholders, including those who own more than 10% of our outstanding shares of common stock.

These provisions may have significant effects on stockholders' ability to change the composition of an incumbent board of directors or to benefit from transactions which may be opposed by an incumbent board of directors. Also, these provisions may discriminate against some shareholders because of their ownership of more than 10% of our common stock.

      In addition, we, as a Missouri corporation, are subject to Missouri corporate statutes which restrict the voting rights of a person who acquires 20% or more of our outstanding common stock as well as such person's ability to enter into a business combination with us.

Preferred Stock

      Our board of directors, without further action by our common stockholders, may issue one or more series of preferred stock from time to time, which may have terms more favorable than our common stock, including preferential dividend, liquidation and redemption rights. As of April 22, 1999, there were 71,820 shares of preferred stock Series B and 6,510 shares of preferred stock Series C outstanding.

Common Stock Purchase Rights

      The following description sets forth the material terms of our common stock purchase rights.

      On May 1, 1996, we distributed a dividend of one common stock purchase right for each share of our common stock outstanding at the close of business on May 1, 1996. Each share issued in this offering will also include one purchase right. For a more detailed description of the purchase rights, their use and the meanings of the various terms used in relation to the purchase rights, you should read the Rights Agreement between us and the rights agent. UMB Bank, National Association is the current rights agent.

      Each purchase right, when it becomes exercisable, as described below, will entitle the registered holder to purchase a number of shares of our common stock, at a purchase price of $60. This $60 purchase price will be adjusted for:

     .  stock dividends

     .  subdivision of our common stock

     .  combination of our common stock into a smaller number of shares or

     .  issuance of any shares in a reclassification of our common stock

Initially, the purchase rights are evidenced by our common stock certificates and are transferred with, and only with, our common stock.

      The purchase rights become exercisable upon the occurrence of a distribution date. The rights agreement defines a distribution date as the earlier of:

     . the tenth business day or a later date fixed by our board of directors, after the date on which any person, who is generally referred to as an acquiring person, commences a tender or exchange offer which may result in that person and certain related persons acquiring beneficial ownership of 20% or more of our outstanding common stock and

     .  the tenth business day after:

            --the first public announcement date by us or an acquiring person that a person has become an acquiring person or

            --the date on which we first have notice or otherwise determine that a person has become an acquiring person.

The stock acquisition date is the date on which a person becomes an acquiring person. An acquiring person excludes, however, those who inadvertently acquire beneficial ownership of 20% or more of our outstanding common stock if that person promptly and irrevocably commits to divest and does promptly divest sufficient shares to reduce that person's percentage of beneficial ownership below 20%.

      After a distribution date, each purchase right generally represents the right to purchase that number of shares of our common stock having a total current market price equal to twice the current purchase price. The holder must pay a cash amount equal to that purchase price for the shares. The current market price on any date is the average of the daily closing prices per share for the 30 consecutive trading days immediately prior to that date. For example, if the market price is $20 per share, and using the current purchase price of $60 per share, then each purchase right would allow its holder to purchase six shares for $60:

                         $120 (2 X $60 purchase price)
                         -----------------------------   = 6
                             $20 (market price)

Purchase rights owned by the acquiring person and certain related persons, however, will become void after a distribution date.

      In addition, our board of directors may, at its option, elect to exchange all or part of the outstanding purchase rights for shares of our common stock. The board may make this decision after a distribution date and before an acquiring person and related persons obtain 50% or more of our outstanding common stock. The exchange ratio would be one share of our common stock per purchase right, with adjustments to reflect any stock split, stock dividend or similar transaction after the date of the rights agreement. Immediately upon this action by our board of directors, the exercisability of the purchase rights would terminate. Also each purchase right would represent only the right to receive that number of shares of common stock equal to the number of purchase rights held by such holder multiplied by the exchange ratio. None of the purchase rights of the acquiring person or related persons may be exchanged since they will have become void.

      If we are acquired in a merger or other similar business combination where we are not the surviving corporation, or where our common stock is exchanged or changed, or 50% or more of our assets or earning power is sold, we will take such action as necessary to ensure that the purchase rights flip-over. With a flip-over, each purchase right would entitle each holder to purchase common stock of the acquiring corporation having an aggregate market price equal to twice the current purchase price of our common stock, as determined under the terms of our rights agreement, for a cash amount equal to that purchase price. For example, if the current market price of the acquiring corporation's stock is $30, and using the current purchase price of $60 per share, each purchase right would allow its holder to purchase four shares for $60:

                         $120 (2 X $60 purchase price)
                         -----------------------------    = 4
                            $30 (market price)

Here, too, the purchase rights of the acquiring person and certain related persons will have become void.

      Our board of directors may redeem the purchase rights in whole, but not in part, at a price of $0.01 per right at any time prior to the earlier of:

     . the tenth business day following a stock acquisition date, as defined in the rights agreement, and

     .  the close of business on May 1, 2006.

      Under certain circumstances our rights agreement may be amended by our board of directors without approval of our stockholders.

      The purchase rights have certain anti-takeover effects. The purchase rights may cause substantial dilution to a person or group that attempts to acquire us without board approval. The purchase rights will not interfere with any merger or other business combination with a third party approved by our board of directors since the board of directors may, at its option, redeem all but not less than all of the then outstanding purchase rights as described above.

Miscellaneous

      Our outstanding common stock is, and our common stock to be issued in the offering will be, fully paid and non-assessable. Holders of our common stock have limited preemptive rights. Our articles of incorporation generally give holders of our common stock preemptive rights if our common stock is to be sold solely for money and other than:

     .  by a public offering

     . through underwriters who agree to promptly make a public offering or

     . with the authorization of the holders of a majority of our common stock.

On liquidation, after payment of the liquidation preferences of our preferred stock, the holders of our common stock will be entitled to receive all amounts remaining for distribution to our stockholders.

      The transfer agent and registrar for our common stock is UMB Bank, National Association, Kansas City, Missouri.

      Our outstanding common stock is, and the shares of our common stock to be issued in this offering will be, listed on the New York and Chicago Stock Exchanges.

                                  Underwriting

      Merrill Lynch, Pierce, Fenner & Smith Incorporated and A.G. Edwards & Sons, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the respective number of shares of our common stock indicated below:

                                                                       Number of
          Underwriter                                                   Shares
          -----------                                                  ---------
     Merrill Lynch, Pierce, Fenner & Smith
              Incorporated............................................
     A.G. Edwards & Sons, Inc. .......................................
                                                                       ---------
          Total ...................................................... 1,100,000
                                                                       =========

      In the underwriting agreement, the several underwriters have each agreed, subject to the terms and conditions set forth in the agreement, to purchase all of the shares of common stock being sold under the agreement, if any of the shares of our common stock being sold under the agreement are purchased. Under some circumstances involving a defaulting underwriter, the commitments of non-defaulting underwriters may be increased.

      The representatives of the underwriters have advised us that they propose initially to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus, and to some dealers at the public offering price less a concession not in excess of $.
per share. The underwriters may allow, and these dealers may reallow, a
discount not in excess of $.   per share of our common stock on sales to other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 150,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock to be issued in this offering. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to that underwriter's initial amount reflected in the table above.

      The following table shows the per share and total underwriting discount to be paid by us to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                  Without  With
                                                        Per Share Option  Option
                                                        --------- ------- ------
     Public offering price ............................    $        $      $
     Underwriting discount ............................    $        $      $
     Proceeds, before expenses, to us .................    $        $      $

      The expenses of this offering are estimated at $150,000 and are payable by us.

      The shares of our common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and subject to certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

      We have agreed not to offer or sell any other shares of our common stock or securities convertible into or exchangeable for our common stock for 120 days after the date of this prospectus. There are some exceptions to this restriction, including the issuance of our common stock in connection with our employee benefit plans, our Restricted Stock Plan for Non-Employee Directors and the Drip Plan.

      We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of those liabilities.

      Until the distribution of the shares of our common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the shares of our common stock. As an exception to these rules, the representatives of the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

      If the underwriters create a short position in our common stock by selling more than 1,100,000 shares, the representatives of the underwriters may reduce that short position by purchasing our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

      The representatives of the underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of this offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives of the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      Some of the underwriters or their affiliates have provided investment or commercial banking services to us in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

                                 Legal Opinions

      Opinions as to the legality of the shares of our common stock to be issued in this offering will be delivered by Gerald T. McNeive, Jr., our Senior Vice President-Finance and General Counsel, and by Winthrop, Stimson, Putnam & Roberts, New York, New York, counsel for the underwriters.

                                    Experts

      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended September 30, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following table sets forth the estimated expenses in connection with the issuance and sale of the Common Stock being registered.

   Filing fee--Securities and Exchange Commission:
     Registration Statement........................................ $  7,787.48
   Filing fee--National Association of Securities Dealers Inc......    3,301.25
   New York Stock Exchange listing fees............................    4,375.00
   Chicago Stock Exchange listing fees.............................    6,250.00
   *Accountants' fee...............................................   25,000.00
   *Printing costs.................................................   75,000.00
   *Miscellaneous expense (including blue-sky expense).............   28,286.27
                                                                    -----------
     *Total Expenses............................................... $150,000.00
                                                                    ===========

--------
  *Estimated

Item 15. Indemnification of Directors and Officers.

      Under Section 351.355 of The General and Business Corporation Law of Missouri (the "Indemnification Statute"), Laclede Gas Company (the "Company") may indemnify any present or former director, officer, employee or agent of the Company who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the Company against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the right of the Company, (1) the Company may indemnify him against expenses, including attorneys' fees and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. The termination of an action, suit, or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to criminal proceedings, had reasonable cause to believe his conduct was unlawful.

      The Indemnification Statute further provides that the Company has the power to give any additional indemnity to any person who is or was a director, officer, employee or agent, provided that such additional indemnity is authorized by the articles of incorporation or any by-law or agreement of the Company adopted by a vote of the stockholders; however, the Company shall not indemnify any person from or on account of such person's conduct that was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

      The above is a general summary of the Indemnification Statute and is subject in all cases to the specific and detailed provisions of The General and Business Corporation Law of Missouri.

      The Company's Articles provide that the Company shall indemnify each of its directors and officers to the full extent permitted by the Indemnification Statute and, in addition, shall indemnify each of them against all expenses incurred in connection with any claim by reason of the fact that such director or officer is or was, serving the Company, or at the request of the Company, in any of the capacities referred to in the Indemnification Statute, or arising out of such person's status in any such capacity, provided that the Company shall not indemnify any person from or on account of such person's conduct that was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct, or to the extent that such indemnification shall otherwise be finally adjudged to be prohibited by applicable law.

      The Indemnification Statute further provides that the Company may purchase and maintain insurance, on behalf of any person who is or was a director, officer, employee or agent of the Company, against any liability asserted against him and incurred by him in any such capacity. In accordance with this section, the Company has obtained insurance protecting the officers and directors against certain liabilities.

      The Company has also entered into indemnification agreements with each of its directors and officers that (1) provide for the indemnification of each such director and officer to the extent provided for by the Articles as described above and (2) state that the indemnification provided thereunder shall survive the elimination or modification of the Articles with respect to claims that have arisen prior to such elimination or modification.

      Each of the underwriters has also agreed to indemnify the Company, its directors and each of its officers who signs this registration statement against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments such directors and officers may be required to make in respect thereof.

      The rights of indemnification provided for above are not exclusive of any other rights of indemnification to which the persons seeking indemnification may be entitled under the Articles or the Company's By-Laws or any agreement, vote of stockholders or disinterested directors, or otherwise.

Item 16. List of Exhibits.

 Exhibit
  Number                                 Exhibit
 -------                                 -------
 1.1*     Form of Underwriting Agreement for Common Stock.
 4.1**    Articles of Incorporation of Laclede Gas Company as of February 11,
          1994, filed on February 22, 1994 as Exhibit 4(b) to the Company's
          Registration Statement No. 33-52357.
 4.2**    By-Laws of Laclede Gas Company effective January 26, 1995; filed as
          Exhibit 4.2 to the Company's Registration Statement No. 33-58757.
 4.2(a)** Amendment to the Company's By-Laws, effective at the close of business on July 24, 1997; filed as Exhibit 3.01 to the Company's 10-
          Q for the fiscal quarter ended June 30, 1997 (File No. 1-1822).
 4.2(b)** Amendment to the Company's By-Laws, effective at the close of business on November 20, 1997; filed as Exhibit 3.01(ii) to the
          Company's 10-Q for the fiscal quarter ended December 31, 1997 (File
          No. 1-1822).
 4.3**    Rights Agreement, filed as Exhibit 1 to Form 8-A Registration
          Statement dated April 3, 1996 (File No. 1-1822).
 4.4**    Mortgage and Deed of Trust, dated as of February 1, 1945; filed as
          Exhibit 7-A to Registration Statement No. 2-5586.

 Exhibit
 Number                                  Exhibit
 -------                                 -------
 4.5**   Fourteenth Supplemental Indenture, dated as of October 26, 1976; filed on June 26, 1979 as Exhibit b-4 to Registration Statement No. 2-64857.
 4.6**   Eighteenth Supplemental Indenture, dated as of November 15, 1989;
         filed as Exhibit 28(b) to the Registration Statement No. 33-38413.
 4.7**   Nineteenth Supplemental Indenture, dated as of May 15, 1991; filed on
         May 16, 1991 as Exhibit 4.01 to the Company's Form 8-K (File No. 1-
         1822).
 4.8**   Twentieth Supplemental Indenture, dated as of November 1, 1992; filed on November 4, 1992 as Exhibit 4.01 to the Company's Form 8-K (File
         No. 1-1822).
 4.9**   Twenty-First Supplemental Indenture, dated as of May 1, 1993; filed on
         May 13, 1993 as Exhibit 4.01 to the Company's Form 8-K (File No. 1-
         1822).
 4.10**  Twenty-Second Supplemental Indenture, dated as of November 15, 1995;
         filed on December 3, 1995 as Exhibit 4.01 to the Company's Form 8-K
         (File No. 1-1822).
 4.11**  Twenty-Third Supplemental Indenture, dated as of October 15, 1997;
         filed on November 6, 1997 as Exhibit No. 4.01 to the Company's Form 8-
         K (File No. 1-1822).
         Opinion of Gerald T. McNeive, Jr., Senior Vice President-Finance and
 5*      General Counsel.
 23(a)*  Consent of Gerald T. McNeive, Jr. (included in Exhibit 5).
 23(b)   Consent of Deloitte & Touche LLP.
 24*     Power of Attorney.

--------
*  Previously filed with Registration Statement No. 333-74423 on March 15,
   1999.
**  Incorporated herein by reference.

Item 17. Undertakings.

      The undersigned registrant hereby undertakes:

      (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this amendment no. 2 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, and State of Missouri, on the 27th day of April, 1999.

                                          LACLEDE GAS COMPANY

                                                  /s/ G.T. McNeive, Jr.
                                          By:__________________________________
                                                 Gerald T. McNeive, Jr.
                                            Senior Vice President-Finance and
                                                     General Counsel

      Pursuant to the requirements of the Securities Act of 1933, this amendment no. 2 to its registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                Name                             Title                    Date
                ----                             -----                    ----
           *D. H. Yaeger             Chairman of the Board,          April 27, 1999
____________________________________ President, Chief Executive
           (D. H. Yaeger)            Officer and Director

       /s/ G. T. McNeive, Jr.        Senior Vice President-          April 27, 1999
____________________________________ Finance and General Counsel
        (G. T. McNeive, Jr.)         (Principal Financial
                                     Officer)
         /s/ J. A. Fallert           Controller                      April 27, 1999
____________________________________
          (J. A. Fallert)
         *A. B. Craig, III           Director                        April 27, 1999
____________________________________
         (A. B. Craig, III)
             *H. Givens              Director                        April 27, 1999
____________________________________
            (H. Givens)
           *C. R. Holman             Director                        April 27, 1999
____________________________________
           (C. R. Holman)
           *R. C. Jaudes             Retired, Chairman of the        April 27, 1999
____________________________________ Board and Director
           (R. C. Jaudes)
            *M. A. Krey              Director                        April 27, 1999
____________________________________
            (M. A. Krey)

                Name                             Title                    Date
                ----                             -----                    ----


           *W. E. Nasser             Director                        April 27, 1999
____________________________________
           (W. E. Nasser)

            *R. P. Stupp             Director                        April 27, 1999
____________________________________
           (R. P. Stupp)
          *H. E. Trusheim            Director                        April 27, 1999
____________________________________
          (H. E. Trusheim)
      /s/ G. T. McNeive, Jr.
*By: _______________________________                                 April 27, 1999
         G. T. McNeive, Jr.
         (Attorney-in-Fact)

                               INDEX TO EXHIBITS.

 Exhibit
  Number                                 Exhibit
 -------                                 -------
 1.1*     Form of Underwriting Agreement for Common Stock.
 4.1**    Articles of Incorporation of Laclede Gas Company as of February 11,
          1994, filed on February 22, 1994 as Exhibit 4(b) to the Company's
          Registration Statement No. 33-52357.
 4.2**    By-Laws of Laclede Gas Company effective January 26, 1995; filed as
          Exhibit 4.2 to the Company's Registration Statement No. 33-58757.
 4.2(a)** Amendment to the Company's By-Laws, effective at the close of business on July 24, 1997; filed as Exhibit 3.01 to the Company's 10-
          Q for the fiscal quarter ended June 30, 1997 (File No. 1-1822).
 4.2(b)** Amendment to the Company's By-Laws, effective at the close of business on November 20, 1997; filed as Exhibit 3.01(ii) to the
          Company's 10-Q for the fiscal quarter ended December 31, 1997 (File
          No. 1-1822).
 4.3**    Rights Agreement, filed as Exhibit 1 to Form 8-A Registration
          Statement dated April 3, 1996 (File No. 1-1822).
 4.4**    Mortgage and Deed of Trust, dated as of February 1, 1945; filed as
          Exhibit 7-A to Registration Statement No. 2-5586.
 4.5**    Fourteenth Supplemental Indenture, dated as of October 26, 1976;
          filed on June 26, 1979 as Exhibit b-4 to Registration Statement No.
          2-64857.
 4.6**    Eighteenth Supplemental Indenture, dated as of November 15, 1989;
          filed as Exhibit 28(b) to the Registration Statement No. 33-38413.
 4.7**    Nineteenth Supplemental Indenture, dated as of May 15, 1991; filed on
          May 16, 1991 as Exhibit 4.01 to the Company's Form 8-K (File No. 1-
          1822).
 4.8**    Twentieth Supplemental Indenture, dated as of November 1, 1992; filed on November 4, 1992 as Exhibit 4.01 to the Company's Form 8-K (File
          No. 1-1822).
 4.9**    Twenty-First Supplemental Indenture, dated as of May 1, 1993; filed on May 13, 1993 as Exhibit 4.01 to the Company's Form 8-K (File No.
          1-1822).
 4.10**   Twenty-Second Supplemental Indenture, dated as of November 15, 1995;
          filed on December 3, 1995 as Exhibit 4.01 to the Company's Form 8-K
          (File No. 1-1822).
 4.11**   Twenty-Third Supplemental Indenture, dated as of October 15, 1997;
          filed on November 6, 1997 as Exhibit No. 4.01 to the Company's Form
          8-K (File No. 1-1822).
          Opinion of Gerald T. McNeive, Jr., Senior Vice President-Finance and
 5*       General Counsel.
 23(a)*   Consent of Gerald T. McNeive, Jr. (included in Exhibit 5).
 23(b)    Consent of Deloitte & Touche LLP.
 24*      Power of Attorney.

--------
 *  Previously filed with Registration Statement No. 333-74423 on March 15,
    1999.
**  Incorporated herein by reference.